As filed with the Securities and Exchange Commission on March 13, 1998
                                                     Registration No. 333-_____
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM SB-2
                            Registration Statement
                                  Under The
                            Securities Act of 1933


                            HALSTEAD ENERGY CORP.
                (Name of Small Business Issuer in its Charter)

         Nevada                      4925                    87-0446395
    (State or Other      (Primary Standard Industrial     (I.R.S. Employer
    Jurisdiction of       Classification Code Number)    Identification No.)
    Incorporation or
     Organization)
                              33 Hubbells Drive
                          Mt. Kisco, New York 10549
                                (914) 666-3200

  (Address and Telephone Number of Principal Executive Offices and Principal
                              Place of Business)

                             Ms. Claire E. Tarricone
                                    President
                                33 Hubbells Drive
                            Mt. Kisco, New York 10549
                                 (914) 666-3200
                     (Name, Address and Telephone Number of
                               Agent For Service)

                                 With a copy to:
                             Paul J. Pollock, Esq.
                             Piper & Marbury L.L.P.
                          1251 Avenue of the Americas
                         New York, New York 10020-1104
                                 (212) 835-6280

     Approximate Date of Proposed Sale to the Public: From time to time after the effective date of this registration statement.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |x| 333-38031

     If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                       CALCULATION OF REGISTRATION FEE
================================================================================
    Title of Each                       Proposed      Proposed
       Class of                          Maximum       Maximum
      Securities           Amount       Offering      Aggregate     Amount of
        to be              to be          Price       Offering    Registration
      Registered         Registered    Per Unit(1)      Price          Fee
--------------------------------------------------------------------------------
Common Stock              169,547         $.75        $127,160         $38
--------------------------------------------------------------------------------
TOTAL REGISTRATION FEE                                                 $38
================================================================================

     (1) Represents the average of the closing bid and asked prices of the Common Stock of the Registrant on March 12, 1997.

     (2)  2,170,488  shares  were  previously   registered  under   Registration
          Statement No. 333-38031, in connection with which the Registrant paid aggregate filing fees of $1,479.88.

     This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(b) under the Securities Act of 1933.


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               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The information set forth in (i) the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission, as amended (File No. 333-38031) pursuant to the Securities Act of 1933, as amended, and
(ii) the related Prospectus in connection therewith is incorporated by reference herein.



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                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mt.
Kisco, State of New York, on March 13, 1998.

                                          HALSTEAD ENERGY CORP.
                                                (Registrant)

                                          By:  /s/ Claire E. Tarricone
                                                Claire E. Tarricone
                                                Its:   President   and   Chief
                                                       Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                           Title                      Date

 /s/ Claire E. Tarricone    President, Chief Executive Officer    March 13, 1998
 Claire E. Tarricone        and a Director (Principal Executive
                            and Principal Financial Officer)


 /s/ Anthony J. Tarricone   Director                              March 13, 1998
Anthony J. Tarricone

 /s/ Joseph A. Tarricone    Director                              March 13, 1998
 Joseph A. Tarricone

 ___________________        Director                              March __, 1998
   Edwin Goldwasser

 ___________________        Director                              March __, 1998
   Joseph Gatti



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                                 EXHIBIT INDEX

Exhibit     Description

5.1 Opinion of Piper & Marbury L.L.P. concerning the legality of the securities being offered.

23.1      Consent of Mahoney Cohen & Company, CPA, P.C.

23.2      Consent of Goldman & Murphy, L.L.P.

23.3      Consent of Piper & Marbury L.L.P. (included in Exhibit 5.1)




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